

July 28, 2014

Via E-mail
Warren M. Dillard
Chief Executive Officer
Vanguard Energy Corporation
1330 Post Oak Boulevard
Suite 1600
Houston, Texas 77056

> **Re:** **Vanguard Energy Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2013**
> **Filed January 3, 2014**
> **Response dated July 3, 2014**
> **Current Report on Form 8-K**
> **Filed June 19, 2014**
> **File No. 333-174194**

Dear Mr. Dillard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Response dated July 3, 2014

1. In your response to the comments in our letter dated April 10, 2014, you state that your sale of substantially all your assets obviates the need to respond to the comments in our letter because amending your filing would fail to "provide any useful information to the average investor." However, not all comments in our letter relate to your sold assets. As such, we reissue prior comments 4 and 6 from our letter dated April 10, 2014. Please reconcile your statement on page 24 that you did not compensate your directors for acting as such during the fiscal year ended September 30, 2013 with your disclosure in the summary compensation table that former director R. Gerald Bailey received $180,000 in

compensation in the fiscal year ended September 30, 2013. Also, please address the affiliation between the Company and Vanguard Net Profits LLC.

<u>Current Report on Form 8-K filed June 19, 2014</u>

2.   Please amend your Form 8-K to file the asset sale agreement as an exhibit.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact PJ Hamidi at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3762 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: William T. Hart
         Hart & Hart LLC